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Nicholas A. Kronfeld
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4950 tel 212 450 5950 fax nicholas.kronfeld@davispolk.com

October 20, 2014
Re:	Banco Santander S.A. Registration Statement on Form F-4 File No. 333-196887
Ms. Suzanne Hayes
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, DC 20549-3628

Dear Ms. Hayes,

On behalf of our client, Banco Santander, S.A. (“Santander Spain”), we are responding to the oral comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) requesting confirmation as to the method of dissemination of the Prospectus Supplement dated October 16, 2014 (the “Prospectus Supplement”) supplementing the Offer to Exchange/Prospectus dated September 18, 2014 (Registration No. 333-196887) in connection with Santander Spain’s exchange offers to acquire securities of Banco Santander (Brasil) S.A. (“Santander Brasil”).

Santander Spain respectfully advises the Staff that the Prospectus Supplement was mailed to the shareholders of Santander Brasil commencing October 16, 2014.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	October 20, 2014

Should any questions arise, please do not hesitate to contact me at (212) 450-4950 or nicholas.kronfeld@davispolk.com.

Thank you for your time and attention.

Sincerely, /s/ Nicholas A. Kronfeld
Nicholas A. Kronfeld

cc:	Via E-mail Mr. Javier Illescas, Banco Santander Mr. Carlos de Nicolás, Banco Santander